UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________.

Commission File Number:        000-21531

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Natural Foods, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Natural Foods, Inc.
313 Iron Horse Way
Providence, Rhode Island 02908

REQUIRED INFORMATION

I.    Financial Statements

The United Natural Foods, Inc. Retirement Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

Note: Additional supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

II.    Exhibits

23     Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, line 4a- schedule of delinquent participant contributions as of December 31, 2015 and Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4a- schedule of delinquent participant contributions as of December 31, 2015 and Schedule H, line 4i -schedule of assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

Providence, Rhode Island
June 28, 2016

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value:
Mutual funds	$175,780,984	$167,658,346
Common collective trust	13,986,464	14,614,123
United Natural Foods, Inc. common stock	52,940,993	24,237,218
Total investments at fair value	242,708,441	206,509,687

Receivables:
Notes receivable from participants	8,382,495	7,572,375
Other receivables	50,237	371,904
Total receivables	8,432,732	7,944,279
Total assets	251,141,173	214,453,966

Liabilities:
Excess contributions payable	285,141	—
Total liabilities	285,141	—
Net assets available for benefits at fair value	250,856,032	214,453,966
Adjustment from fair value to contract value for fully benefit-responsive contracts	(94,868)	(213,607)
Net assets available for benefits	$250,761,164	$214,240,359

See accompanying notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Investment income:
Interest and dividends	$7,907,168	$13,112,813
Net depreciation in fair value of investments	(32,131,392)	(3,246,092)
Total investment (losses) gains	(24,224,224)	9,866,721

Interest income on notes receivable from participants	326,117	285,791

Contributions:
Employee contributions	18,884,304	16,020,872
Employer contributions	7,370,285	6,144,345
Rollover contributions	3,992,053	17,837,253
Total contributions	30,246,642	40,002,470
Total additions	6,348,535	50,154,982

Deductions from net assets attributed to:
Benefits paid directly to participants	21,629,161	19,616,111
Deemed distributions of participant loans	21,202	43,533
Administrative expenses	86,829	81,319
Total deductions	21,737,192	19,740,963
Net (decrease) increase	(15,388,657)	30,414,019

Transfer of assets into the plan	51,909,462	1,852,042

Net assets available for benefits, beginning of plan year	214,240,359	181,974,298
Net assets available for benefits, end of plan year	$250,761,164	$214,240,359

See accompanying notes to financial statements

UNITED NATURAL FOODS, INC. RETIREMENT PLAN
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

1. Plan Description

The following description of the United Natural Foods, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, including the adoption agreement, for a more complete description of the Plan's provisions.

(a)	General
The Plan, which became effective on October 1, 1989, is a defined contribution plan providing retirement benefits for all eligible employees of United Natural Foods, Inc. and its subsidiaries (the “Company” or “Plan Administrator”). Substantially all employees who have completed six months of service are eligible to join the Plan.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 8, 2014, the Trudeau Foods, LLC 401(k) Plan was merged into the Plan. Assets transferred into the Plan as a result of this merger was approximately $1.9 million.

Effective October 30, 2015, shares owned as part of the Company's Employee Stock Ownership Plan ("ESOP") were merged into the Plan. Assets transferred into the Plan as a result of this transfer were approximately $51.9 million.

(b)	Contributions
Each year, participants may contribute up to 75% of their eligible pretax compensation, as defined by the Plan, subject to limitations established by the Internal Revenue Code.

The Company may elect to make discretionary matching contributions or non-elective contributions to the Plan. During the years ended December 31, 2015 and 2014, the Company matched 50% of the first 8% of eligible compensation that a participant contributed to the Plan. Company contributions totaled $7,370,285 and $6,144,345 for the years ended December 31, 2015 and 2014, respectively. The Plan also permits participants to make catch-up contributions, though not eligible for Company match, and rollover contributions.

(c)	Participant Accounts
The Plan's record keeper maintains an account in the name of each participant to which each participant's contributions, the Company's contributions for such participant, and the participant's share of the net earnings, losses and expenses, if any, of the various investments are recorded. Allocations are generally based on eligible participant account balances. The earnings on the assets held in each of the investments and all proceeds from the sale of such assets are held and reinvested in the respective investments.

Participants may rollover contributions of before-tax dollars from a prior employer's eligible retirement plan, as defined in the Plan, or an Individual Retirement Account, into their Plan accounts. Rollovers must be made within the time limits prescribed by the Internal Revenue Service.

(d)	Vesting
Participants are immediately fully vested in their contributions transferred from previous employers' plans, employee pretax contributions and any earnings thereon. Vesting in the Company's contribution portion of a participant's account (whether through matching or non-elective contributions), plus any earnings thereon, is generally based on years of continuous service. A participant is 100% vested in such contributions after four years of credited service, with 25% vesting each year. Participants earn one year of service for each twelve months of service completed with the Company. Participants also become fully vested in the Company's contributions regardless of years of service at age 59 or upon death or permanent and total disability.

(e)	Notes Receivable from Participants
Participants (other than eligible employees who have made rollover contributions to the Plan but are not yet active participants) may borrow from their investment accounts. Loans are secured by the vested portion of a participant's account balance, with a $1,000 minimum principal amount for each loan and a maximum principal amount that cannot exceed the lesser of $50,000 or 50% of the participant's vested account balance. The loans have a maximum term of five years (except for loans used to purchase principal residences), but become immediately payable upon death, termination, or disability. The loans bear interest at rates that range from 4.25% to 9.50%, which are commensurate with prevailing rates as determined by the Plan Administrator at the date of the loan. Principal and interest are paid ratably through automatic payroll deductions.

(f)	Distribution of Benefits
Participants (or, in the event of a participant's death, their beneficiary) may request a distribution of all or part of the value in their accounts in accordance with the terms and conditions of the Plan upon retirement, termination of service, disability, or death. In addition, participants who have attained age 59 ½ may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company. Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. Distributions made to individuals who have not attained the age of 59 ½ may be subject to a 10% early distribution penalty.

Benefit payments may be made in a lump-sum distribution or in installments. The participant or beneficiary is entitled to select the manner in which benefit payments are received subject to the terms of the Plan. If the participant's vested account balance is $1,000 or less, payment must be made in a lump-sum distribution.

Withdrawals for financial hardship are permitted provided they meet regulations prescribed by the Internal Revenue Service and are for a severe and immediate financial need. The participant must have exhausted all other assets reasonably available, including obtaining a loan from the Plan and any other qualified plan maintained by the Company, prior to obtaining the hardship withdrawal.

(g)	Forfeited Amounts
At December 31, 2015 and 2014, the balance of non-vested forfeited accounts totaled $5,491 and $58,282, respectively. These account balances are used to reduce future employer contributions. During the years ended December 31, 2015 and 2014, forfeited amounts totaling $281,795 and $268,753, respectively, were used to reduce employer contributions.

2. Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Payments of Benefits
Benefits are recorded when paid.

(c)	Valuation of Investments
The Plan's investments are stated at fair value. Shares of registered investment companies and United Natural Foods, Inc. common stock are valued at quoted market prices in active markets. The Fidelity Managed Income Portfolio is valued at the sum of the fair value of the investment “wrapper” and the underlying assets of commingled funds as reported by Fidelity Management Trust Company. Money market funds are valued at cost which approximates fair value. See Note 4 for further discussion of the methods used to determine the fair value of investments held by the Plan.

The Fidelity Managed Income Portfolio investment option is a common collective trust that is invested in contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962-325, Defined Contribution Pension Plans - Investments (Other) (“ASC 962-325”). ASC 962-325 provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts. It also requires that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for plan benefits. Accordingly, the accompanying Statements of Net Assets Available for Benefits reflect the Fidelity Managed Income Portfolio at fair value, with a corresponding adjustment to reflect this investment at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Net (depreciation) appreciation in the fair value of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In July 2015 the FASB issued ASU 2015-12, Plan Accounting: Defined Contribution Plans (Topic 962), which replaces the requirement to measure, present and disclose fully benefit-responsive investment contracts at fair value. Under the amendment, fully benefit-responsive investment contracts are measured, presented and disclosed at contract value. For public companies ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The Company is evaluating the requirements of ASU 2015-12 and its potential impact on the Plans’ financial statements. See Note 3 for further information on these investments.

(d)	Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.

(e)	Administrative Expenses
Administrative expenses as reported on the financial statements include various fees charged to participants for transactions. All other administrative expenses, including legal and audit fees, are paid by the Company.

(f)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)	Risks and Uncertainties
The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investments

The following investments at fair value represent 5% or more of the Plan's net assets available for benefits at December 31, 2015 and 2014:

Description	2015	2014
United Natural Foods, Inc. Common Stock	$52,940,993	$24,237,218
Vanguard Target Retirement 2030 Fund	20,813,753	**
Fidelity Spartan 500 Index Inv Fund	17,307,860	**
Vanguard Target Retirement 2020 Fund	17,161,089	**
Vanguard Target Retirement 2025 Fund	15,043,485	**
Fidelity Managed Income Portfolio	13,986,464	14,614,123
Fidelity Freedom K 2030 Fund	**	18,731,223
Fidelity Freedom K 2020 Fund	**	15,605,027
Fidelity Freedom K 2025 Fund	**	11,268,039
** Investment represents less than 5% of the Plan's net assets as of the end of the respective period.

During the years ended December 31, 2015 and 2014, the Plan's investments (including gains and losses on investments bought, sold, and held during the periods) (depreciated) appreciated in value as follows:

	2015	2014
Mutual Funds	$(8,557,098)	$(3,874,080)
United Natural Foods, Inc. Common Stock	(23,574,294)	627,988
	$(32,131,392)	$(3,246,092)

4. Fair Value Measurements

The Plan applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a framework for measuring fair value and specifies required disclosure about fair value measurements of assets and liabilities.

ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Its objective is to provide a consistent definition of fair value which focuses on exit price and emphasizes the use of market-based inputs over entity-specific inputs. ASC 820 places a higher priority on the use of observable inputs over unobservable inputs. A fair value hierarchy based on inputs was developed to categorize assets into three levels:

Level 1:  Assets that have observable inputs that reflect quoted prices for identical assets or liabilities in active markets (NYSE, NASDAQ). Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Level 2:  Assets that have inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset. Inputs are observable but do not solely rely on quoted market prices to establish fair value.

Level 3:  Assets with unobservable inputs. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An asset's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the Plan's investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Common Stock
UNFI Common Stock is valued at the closing price reported on the NASDAQ Global Select Market, and therefore presented as a Level 1 asset.

Mutual Funds
Mutual funds within the Plan classified as Level 1 assets are valued at the published closing price in active markets.

Common Collective Trust
The guaranteed investment contract (or “GIC”) is comprised of a wrapper contract and underlying investments. The fair value of the wrapper contract represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability and therefore would be considered Level 3 assets. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are commingled funds which are valued using the Net Asset Value which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market as defined above under “Mutual Funds”, and are therefore classified as Level 2 assets. As the fair market value of the wrapper contract represents an insignificant amount of the total value of the Common Collective Trust, they have been shown combined as a Level 2 asset.

Below are the Plan's investments carried at fair value on a recurring basis classified by the ASC 820 fair value hierarchy levels as of December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$52,940,993	$—	$—	$52,940,993
Mutual Funds
Balanced Funds	119,227,739	—	—	119,227,739
Domestic Funds	47,401,923	—	—	47,401,923
Bond Funds	9,151,322	—	—	9,151,322
Common Collective Trust	—	13,986,464	—	13,986,464
Totals	$228,721,977	$13,986,464	$—	$242,708,441

	December 31, 2014
	Level 1	Level 2	Level 3	Total
UNFI Common Stock	$24,237,218	$—	$—	$24,237,218
Mutual Funds
Balanced Funds	88,313,336	—	—	88,313,336
Domestic Funds	59,513,752	—	—	59,513,752
Bond Funds	13,470,554	—	—	13,470,554
International Funds	6,360,704	—	—	6,360,704
Common Collective Trust	—	14,614,123	—	14,614,123
Totals	$191,895,564	$14,614,123	$—	$206,509,687

5. Related Party Transactions (Party-In-Interest)

Certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee and custodian as defined by the Plan. Activities involving these funds qualify as party-in-interest transactions. In addition, at December 31, 2015 and 2014, the Plan held 1,345,011 and 313,416 shares of the Company's $0.01 par value per share common stock, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Internal Revenue Code (the "Code"). In the event of Plan termination, participants will become 100% vested in their accounts.

7. Income Tax Status

In prior years, and through October 30, 2015, the Plan was based on a prototype plan. The Internal Revenue Service ("IRS") informed the prototype plan sponsor (Fidelity Management and Research Company), in an opinion letter dated March 31, 2008, that the form of the plan is acceptable under the requirements of the Code. An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidence that the plan is qualified under Code Section 401(a) as provided in Revenue Procedure 20011-49. As of October 30, 2015, to reflect the merger of the ESOP into the Plan, the Plan was amended and restated as an individually-designed plan. The Plan Administrator believes that the Plan is designed and is being operated with the applicable requirements of the IRS so that the Plan is qualified and the related trust is tax-exempt. Effective October 30, 2015, the Plan document was amended and restated as an individually designed plan. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

U.S. generally accepted accounting principles require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination. The Plan Administrator believes that there are no uncertain tax positions that would have a material impact on the financial statements of the Plan. Therefore, no provision for income taxes has been recorded in these financial statements.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015 and 2014 to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$250,761,164	$214,240,359
Excess contributions payable as of period end	285,141	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	94,868	213,607
Net assets per Form 5500	$251,141,173	$214,453,966

The following is a reconciliation of employee contributions, total additions, and total deductions per the financial statements for the years ended December 31, 2015 and 2014:

	2015	2014
Employee contributions per the financial statements	$18,884,304	$16,020,872
Excess contributions payable	285,141	—
Difference between prior year accrual and actual for excess contributions	—	277
Employee contributions per Form 5500	$19,169,445	$16,021,149

Total additions per the financial statements	$6,348,535	$50,154,982
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	(118,739)	(22,890)
Items to reconcile employee contributions per the financial statements to employee contributions per the Form 5500	285,141	277
Total income per Form 5500	$6,514,937	$50,132,369

Total deductions per the financial statements	$21,737,192	$19,740,963
Excess contributions paid during the current year	—	74,508
Total expenses per Form 5500	$21,737,192	$19,815,471

SCHEDULE I
UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4a- Schedule of Delinquent Participant Contributions
December 31, 2015

Participant Contributions Transferred Late to Plan	Total That Constitutes Non-exempt Prohibited Transactions			Total fully corrected under VFCP and PTE 2002-51
	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
$6,118	—	—	—	6,118

SCHEDULE I
UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4i- Schedule of Assets (Held at End of Year)
December 31, 2015

	(b) Identity of issue, borrower,	(c) Description of investment, including maturity date,				(e) Current
(a)	lessor, or similar party	rate of interest, collateral, par, or maturity value			(d) Cost	value
	Mutual funds:
*	Vanguard	Target Retirement 2030 Fund	1,098,931	shares	**	$20,813,753
*	Fidelity	Spartan 500 Index Inv Fund	241,057	shares	**	17,307,860
*	Vanguard	Target Retirement 2020 Fund	894,273	shares	**	17,161,089
*	Vanguard	Target Retirement 2025 Fund	788,856	shares	**	15,043,485
*	Vanguard	Target Retirement 2040 Fund	640,495	shares	**	11,970,849
*	Fidelity	Contrafund Fund	108,825	shares	**	10,760,649
*	Vanguard	Target Retirement 2035 Fund	554,548	shares	**	10,436,589
	Vanguard	Mid Cap Growth Fund	311,244	shares	**	6,987,429
*	Fidelity	International Discovery Fund	176,042	shares	**	6,918,440
	MetWest	Total Return Bond Fund	600,935	shares	**	6,009,354
*	Vanguard	Target Retirement 2045 Fund	305,704	shares	**	5,713,609
*	Vanguard	Target Retirement 2015 Fund	289,904	shares	**	5,603,852
*	Vanguard	Target Retirement 2050 Fund	270,724	shares	**	5,059,837
*	Fidelity	Capital & Income Fund	539,966	shares	**	4,940,685
	Hartford	Small Company HLS IB Fund	235,473	shares	**	4,125,480
*	Fidelity	Leveraged Company Stock Fund	100,497	shares	**	4,006,820
	Fidelity	Balanced Fund	177,501	shares	**	3,766,579
*	AB Global	Discovery Value Fund	201,209	shares	**	3,577,495
*	Hartford	Value HLS IA Fund	208,640	shares	**	3,250,614
*	Calvert	Investment Equity I Fund	71,187	shares	**	3,205,540
	Fidelity	Spartan Extended Market Index Fund	62,589	shares	**	3,141,968
	Vanguard	Target Retirement 2010 Fund	100,365	shares	**	1,961,140
*	Fidelity	Government Income Fund	143,272	shares	**	1,475,700
	Vanguard	Target Retirement 2055 Fund	77,921	shares	**	1,456,342
*	Vanguard	Target Retirement Income Fund	52,597	shares	**	1,030,892
*	Vanguard	Target Retirement 2060 Fund	2,941	shares	**	54,934
		Subtotal Mutual Funds				175,780,984
	Common Collective Trust
*	Fidelity	Managed Income Portfolio	13,891,596	shares	**	13,986,464
		Subtotal Common Collective Trust				13,986,464
	Corporate Stock (including Employer stock)
*	UNFI	Common Stock	1,345,011	shares	**	52,940,993
		Subtotal Corporate Stock				52,940,993
	Receivables:
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.50% and maturities from January 1, 2016 through July 22, 2030				8,382,495

		Total Assets (Held at End of Year)				$251,090,936

* Denotes party-in-interest
** Cost not determinable for participant directed investments
See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Natural Foods, Inc. Retirement Plan

By:	United Natural Foods, Inc., as Plan Administrator

By:	/s/ Michael P. Zechmeister
Michael P. Zechmeister
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 28, 2016

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm